UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41663

Chanson International Holding

No. 26 Culture Road, Tianshan District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Resignation of Mr. Shouhua Nie

On August 12, 2024, Mr. Shouhua Nie (“Mr. Nie”) notified Chanson International Holding (the “Company”) of his resignation as a director of the Company, effective August 12, 2024. Mr. Nie has advised that his resignation was due to personal reasons and not as a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Jie Li as Director

To fill in the vacancy created by the resignation of Mr. Nie, on August 12, 2024, the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the board of directors (the “Board”) of the Company recommended, and the Board appointed, Mr. Jie Li (“Mr. Li”) to serve as a director of the Company, a member of the audit committee of the Board, the chairperson of the compensation committee of the Board, and a member of the Nominating Committee, effective August 12, 2024.

Mr. Li, age 36, has worked as a lawyer at Beijing DeHeng Law Offices (Urumqi) since April 2016. He received his Bachelor of Laws degree from Shandong University of Finance and Economics in 2008.

There are no family relationships between Mr. Li and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Li and any other person pursuant to which he was appointed as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: August 19, 2024	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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